UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-39511

BURFORD CAPITAL LIMITED

(Translation of registrant’s name into English)

Oak House

Hirzel Street

St. Peter Port

Guernsey GY1 2NP

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Burford Capital Limited (“Burford”), the leading global finance and asset management firm focused on law, today has announced the date of its extraordinary general meeting (the “EGM”) and the distribution of the notice of the EGM (the “Notice of EGM”) to registered shareholders. In addition to the approval of KPMG LLP’s appointment as Burford’s independent registered public accounting firm and the authorization of the board of directors to agree upon KPMG LLP’s remuneration, Burford is taking the opportunity, in anticipation of a change to full US issuer status this year, to propose a series of amendments to Burford’s articles of incorporation to bring them more in keeping with typical US market norms and to adopt current best practices as advised by US counsel. The announcement has been made available by Burford as of July 22, 2024 and is furnished herewith as Exhibit 99.1.

Details of the proposed resolutions, as well as the procedure for voting by proxy and shareholder attendance, are set out in the Notice of EGM, which is furnished herewith as Exhibit 99.2.

As a result of Burford’s ordinary shares trading on both the New York Stock Exchange and the London Stock Exchange and Burford’s incorporation in Guernsey, additional time is required for Broadridge’s tabulation of final votes on the resolutions proposed at the EGM. Consequently, Burford expects that the final results of the voting at the EGM will be announced on August 23, 2024.

Information relating to the EGM, including the Notice of EGM, is available for viewing and download on Burford’s website at: https://investors.burfordcapital.com/governance/agm/default.aspx. The principal amendments made to Burford’s articles of incorporation are summarized in the “Explanatory Notes” section of the Notice of EGM. Other changes that are minor, technical or of clarifying nature have not been summarized but are visible on the full redline comparison of the proposed amendments to Burford’s articles of incorporation, which can be found on Burford’s website at: https://investors.burfordcapital.com/governance/agm/default.aspx.

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Release, dated July 22, 2024.

Exhibit 99.2	Burford Capital Limited Notice of Extraordinary General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURFORD CAPITAL LIMITED

By:	/s/ Mark N. Klein
Name: Mark N. Klein
Title: General Counsel and Chief Administrative Officer

Date: July 22, 2024